                                   SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

                                                          RATIOS OF EARNINGS TO FIXED CHARGES

                                                                     (Thousands of Dollars)

                                                                     Year Ended December 31,
                                      -------------------------------------------------------------     12 Months        12 Months
                                                                                                          Ended            Ended
                                         1998         1999          2000         2001        2002     March 31, 2003  March 31, 2002
                                      ----------   ----------    -----------  ----------  ----------  --------------  --------------

EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)   $  999,910    $  992,354   $(1,456,584)  $3,192,815   $1,831,335  $1,725,195    $3,913,542
Add:
  Taxes on income (2)                   442,356       438,006    (1,021,452)   1,658,033      641,786     637,466     2,152,980
  Rentals (3)                             2,208         1,901         2,905        2,128        1,240         807         2,009
  Allocable portion of interest
       on long-term Contracts for
       the purchase of power (4)          1,767         1,735         1,699        1,659        1,616       1,604         1,649
  Amortization of previously
       capitalized fixed charges          1,571         1,508         1,390        1,083        1,440       1,448         1,229
                                      ----------    ----------   -----------   ----------   ----------  ----------    ----------
Total earnings before income
  taxes and fixed charges (A)        $1,447,812    $1,435,504   $(2,472,042)  $4,855,718   $2,477,417  $2,366,520    $6,071,409
                                      ==========    ==========   ===========   ==========  ==========  ==========    ==========

FIXED CHARGES:
  Interest and amortization          $  484,788    $  482,933   $   571,760   $  784,858   $  584,442  $  525,249    $  760,936
  Rentals (3)                             2,208         1,901         2,905        2,128        1,240         807         2,009
  Capitalized fixed charges -
       nuclear fuel (5)                   1,294         1,211         1,538          756          520         194           806
  Allocable portion of interest on
       long-term contracts for
       the purchase of power (4)          1,767         1,735         1,699        1,659        1,616       1,604         1,649
                                      ----------    ----------   -----------   ----------  ----------- -----------   ----------
Total fixed charges (B)              $  490,057    $  487,780   $   577,902   $  789,401   $  587,818  $  527,854    $  765,400
                                      ==========    ==========   ===========   ==========  ==========  ==========    ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                 2.95          2.94        (4.28)(6)      6.15        4.21        4.48          7.93
                                      ==========    ==========   ===========   ==========  ==========  ==========    ==========

(1)    Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)    Includes allocation of federal income and state franchise taxes to other income.
(3)    Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals.
(4)    Allocable portion of interest included in annual minimum debt service requirement of supplier.
(5)    Includes fixed charges associated with Nuclear Fuel.
(6)    Ratio for 2000 is less than 1.00. In 2000, SCE needed an additional $3,049,944,000 in earnings before income taxes and fixed charges to achieve a 1.00 ratio.